UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Directorate Change

2 March 2009

BOARD CHANGE

Pearson announces that Sir David Bell, an executive director, will step down from the board at the company's annual general meeting on 1 May 2009 and retire from Pearson at the end of this year, after working to ensure a smooth transition to his successor.

David Bell has been Pearson's Director for People, responsible for the recruitment, development and reward of Pearson's 34,000 people around the world, since July 1998. He joined Pearson in 1970 as a trainee journalist at the Oxford Mail and Times, part of Westminster Press. He then spent 24 years at the Financial Times in various roles including Washington Correspondent, Features Editor, Managing Editor, Advertising Director, Chief Executive and finally Chairman since 1996. He joined the Pearson Board in March 1996 and received his knighthood for services to business, the arts and charities including Crisis, the International Youth Foundation and the Millennium Bridge Trust.

Pearson's new Director for People will be Robin Baliszewski, President of Pearson's Health Science and Career publishing division since 2000. She joined Prentice Hall in 1982 and has held a range of sales, editorial, publishing, marketing and leadership roles in Pearson's North American education companies.

Marjorie Scardino, Pearson's chief executive, said:

"David has played an enormous role in defining the company that Pearson aspires to be today: commercially successful, editorially courageous, socially responsible. He is passionate about the craft of publishing and the social function of business, and has helped hordes of people make progress in their careers and in their lives."

"Robin is an experienced and highly accomplished editor, publisher, salesperson and leader who has been instrumental in the success of one of our most innovative and fast-growing divisions. She shares our deep commitment to the development of talent and to making Pearson a stimulating and rewarding place to work. I'm very happy to welcome her to our senior team."

ENDS

For more information:

Luke Swanson/Simon Mays-Smith/Charles Goldsmith    +44 (0)20 7010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  02 March 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary